Exhibit 99.1

May 30, 2022

Mr. Ari Levy

Lakeview Investment Group & Trading Company, LLC| (“Lakeview” or “you”)
444 W. Lake St. #1900
Chicago, IL 60606

RE: Tessco Technologies Incorporated (“we,” “us,” “our”)

Dear Ari:

Thank you (and Tim Won) for engaging with Tessco in a spirited but collaborative dialogue this past week.

I’d like to propose the following, and if you agree, please countersign in the space below.

First, immediately following the execution of this agreement, the Tessco Board of Directors (the “Board”) agrees to increase the size of the Board by one and appoint Matt Brewer to the Board to fill the resulting vacancy.

Second, we will include Matt on our slate of directors to stand for election at our next Annual Meeting. For the sake of clarity, our current Board members are all standing for re-election, and those members (together with Matt) are the only nominees we will be putting forth for the election. We will recommend that stockholders vote, and will solicit proxies, in favor of the election of all such nominees.

Third, if Matt ceases to be a member of the Board for any reason prior to the one year anniversary of this letter, Lakeview will have the right to identify (and the Board will take all action necessary to promptly appoint) another person reasonably acceptable to the Board to serve as a director in Matt’s place. Any such successor director must be qualified to serve as a member of the Board under all of our applicable corporate governance policies or guidelines and applicable legal, regulatory and stock market requirements.

Fourth, upon your acceptance of this letter, Lakeview’s Notice of Stockholder Nomination of Individuals for Election at the 2022 Annual Meeting of Stockholders of Tessco Technologies Incorporated, dated February 17, 2022, will be withdrawn. Lakeview will not file a proxy for a competing slate of directors at the 2022 Annual Meeting, and Lakeview will vote “for” the slate of directors proposed by Tessco.

Fifth, Tessco will promptly reimburse Lakeview for its actual expenses for outside counsel and proxy solicitation up to a maximum of $75,000.

And sixth, Tessco and Lakeview will each make required SEC filings regarding these matters, including a copy of this letter. Other than such filings, neither Tessco nor Lakeview will otherwise publish a press release or make any other announcements regarding this resolution without mutual agreement.

If you agree to the terms set forth in this letter, please countersign this letter in the space provided below, and return a fully executed copy of this letter to me, whereupon this letter will be a legally binding agreement between us.

Lakeview Investment Group & Trading Company, LLC

May 30, 2022

Again, thank you for your cooperation and guidance. We share with Lakeview the goal of obtaining the best possible outcomes for Tessco shareholders.

Very truly yours,

TESSCO Technologies Incorporated

By:	/s/ Timothy Bryan
	Name:	Timothy Bryan
	Title:	Chairman

AGREED and ACCEPTED as of this 31st day of May 2022

LAKEVIEW INVESTMENT GROUP & TRADING COMPANY, LLC

By:	/s/ Timothy Won
	Name:	Timothy Won
	Title:	Partner